 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 000-19932

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV' INTERNATIONAL, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliv International, Inc.

136 Chesterfield Industrial Boulevard

Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 19, 2014	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedules

Reliv International, Inc. 401(k) Plan

Years Ended December 31, 2013 and 2012

Reliv International, Inc. 401(k) Plan

Financial Statements

and Supplemental Schedules

Years Ended December 31, 2013 and 2012

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14
Schedule H, Line 4a – Delinquent Participant Contributions for the
Year Ended December 31, 2013	15

Report of Independent

Registered Public Accounting Firm

Plan Trustees

Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Reliv International, Inc. 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2013 and delinquent participant contributions for the year ended December 31, 2013 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri

June 19, 2014

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Cash	$27,781	$33,663
Investments, at fair value:
Mutual funds	7,420,924	6,402,751
Reliv International, Inc. common stock	894,381	373,876
Collective investment trust — stable value fund	2,120,087	2,047,165
Collective investment trust funds	942,959	-
Total investments	11,378,351	8,823,792

Receivables
Participant notes receivable	232,618	304,886

Total assets	11,638,750	9,162,341

Liabilities
Excess contributions payable	24,866	28,548

Net assets reflecting all investments at fair value	11,613,884	9,133,793

Adjustments from fair value to contract value for investment in collective investment trust relating to fully benefit-responsive investment contracts	(7,357)	(54,293)
Net assets available for benefits	$11,606,527	$9,079,500

See the accompanying notes to financial statements.

2

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2013	2012
Additions to net assets attributed to:
Contributions:
Company	$144,659	$145,387
Participants	570,802	560,557
Rollover	-	32,513
Total contributions	715,461	738,457

Deductions from net assets attributed to:
Withdrawals to participants	452,804	726,821
Administrative expenses	30,775	28,767
Total deductions	483,579	755,588

Investment income:
Net realized and unrealized appreciation in fair value of investments	1,879,723	697,373
Interest and dividends	415,422	265,834
Net investment income	2,295,145	963,207

Net increase in net assets available for benefits	2,527,027	946,076
Net assets available for benefits:
Beginning of year	9,079,500	8,133,424
End of year	$11,606,527	$9,079,500

See the accompanying notes to financial statements.

3

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2009.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s asset Custodian is Charles Schwab Bank.

Contributions

Each year participants may contribute from 1% to 50% of eligible compensation, as defined in the Plan agreement. The Plan provides for discretionary matching contributions. During the years ended December 31, 2013 and 2012, the Company contributed on behalf of each participant 25% of the first 15% of the participant’s eligible compensation contributed. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable Internal Revenue Service (IRS) limitations.

Upon enrollment, a participant may direct their contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company common stock, various mutual funds, and various collective investment trusts.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service, as defined in the Plan agreement. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service.

4

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Vesting (continued)

Forfeitures arising from non-vested accounts at the time of termination are used to reduce future Company contributions to the Plan. Forfeited amounts available for future use were $16,692 and $7,300 at December 31, 2013 and 2012, respectively. Forfeitures used to offset Company contributions were $-0- during the years ended December 31, 2013 and 2012, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution and allocations of Plan earnings and administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Notes Receivables

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence. The loans mature between 2014 and 2039. The loans are secured by the balance in the participants’ account and bear interest at rates ranging from 4.25% to 9.25%, commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

Upon termination of service or attainment of Normal Retirement Age, as defined in the Plan agreement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or if applicable to the participant’s account balance, a distribution of Company common stock.

Participants may also take in-service distributions upon reaching Normal Retirement Age or experiencing a qualifying financial hardship, as defined in the Plan agreement.

5

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value

The Plan’s investments are stated at fair value under the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements and Disclosures, as amended. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

6

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by Charles Schwab Bank, the Custodian. The shares of the Company’s common stock are valued at the closing price as quoted on the NASDAQ Global Select Market for the last business day of the year. Shares in mutual funds are valued at net asset value (NAV) based on the closing price for the last business day of the year.

Stable Value Fund: The Plan invests in the Federated Capital Preservation Fund (FCPF); a collective investment trust. FCPF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in FCPF is valued at NAV based on information reported by the issuer of the collective investment trust at year-end. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. The contract value of FCPF represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Target Date Funds: The Plan invests in collective investment trust funds in which the primary objective is to approximate the risk and return of a custom benchmark comprised of various industry published equity, fixed income, commodity, and inflation investment return indexes, as adjusted for target retirement dates associated with each particular fund. Accordingly, the funds may invest in a variety of asset classes, including, but not limited to, domestic and international equity, global real estate, commodities, intermediate-term bond, inflation-protected bond (U.S. TIPS) and cash equivalents. The Plan does not have any unfunded commitments relating to its investments or any significant restrictions on redemptions.

Diversified Allocation Funds: The Plan invests in collective investment trust funds (the “Inceptus funds”) in which the primary objective of the various funds is to offer an investor investment “risk” ranging from conservative to aggressive. The Inceptus funds, as a group, seek to offer a varying degree of principal preservation, reduced volatility, and opportunity for growth. Each fund focuses on asset allocation as the driver of its long-term performance and will utilize a combination of mutual funds, exchange traded funds, and other pooled funds as the underlying investments. The Plan does not have any unfunded commitments relating to their investments or any significant restrictions on redemptions.

7

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition (continued)

The fair value of the Plan’s interest in the each of the Target Date and Diversified Allocation funds is valued at NAV based on information reported by the issuer of the trust at year end. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. Excess employee contributions of $24,866 relating to Plan year 2013 were payable at December 31, 2013 and were paid in 2014. Excess employee contributions of $28,548 relating to Plan year 2012 were payable at December 31, 2012 and were paid in 2013.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees and participant loan initiation and record-keeping fees, which are charged to the applicable participants.

Payment of Benefits

Benefits are recorded when paid.

Participant Notes Receivable

Participant notes receivable are measured at unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement.

8

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

All investments are participant directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2013 and 2012 are summarized as follows:

	December 31
	2013	2012
Mutual funds:
T Rowe Price Blue Chip Growth	$1,676,595	$1,234,525
PIMCO Total Return INSTL Class	952,376	1,135,128
Reliv International, Inc. common stock	894,381	Less than 5%
Dodge & Cox Stock Fund	869,849	Less than 5%
EuroPacific Growth Fund - R6	Less than 5%	754,535
Vanguard Windsor II Admiral Shares	Less than 5%	731,908
Collective investment trust:
Federated Capital Preservation Fund	2,112,730	2,047,165

9

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2013 and 2012, respectively:

		Fair Value Measurements
		Unadjusted	Signficant
		Quoted Prices	Other	Signficant
	Total	in Active	Observable	Unobservable
	Carrying	Markets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2013:

Mutual funds:
Large cap funds	$3,024,584	$3,024,584	$-	$-
Mid cap funds	806,550	806,550	-	-
Small cap funds	1,120,664	1,120,664	-	-
International funds	1,084,539	1,084,539	-	-
Fixed income funds	1,023,242	1,023,242	-	-
Other mutual funds	361,345	361,345	-	-
Total mutual funds	7,420,924	7,420,924	-	-
Collective investment trust: (a)
Stable value fund	2,120,087	-	2,120,087	-
Diversified allocation funds	703,565	-	703,565	-
Target date funds	239,394	-	239,394	-
Total collective investment trust	3,063,046	-	3,063,046	-
Reliv International, Inc. stock	894,381	894,381	-	-
	$11,378,351	$8,315,305	$3,063,046	$-

December 31, 2012:

Mutual funds:
Large cap funds	$2,337,917	$2,337,917	$-	$-
Mid cap funds	637,012	637,012	-	-
Small cap funds	832,869	832,869	-	-
International funds	951,516	951,516	-	-
Fixed income funds	1,259,539	1,259,539	-	-
Other mutual funds	383,898	383,898	-	-
Total mutual funds	6,402,751	6,402,751	-	-
Collective investment trust: (a)
Stable value fund	2,047,165	-	2,047,165	-
Reliv International, Inc. stock	373,876	373,876	-	-
	$8,823,792	$6,776,627	$2,047,165	$-

(a)	Participants may execute redemptions daily with no restrictrions.

10

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During the years ended December 31, 2013 and 2012, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation in Fair Value
	2013	2012

Mutual funds	$1,394,151	$682,552
Collective investment trust funds	15,042	—
Reliv International, Inc. common stock	470,530	14,821
	$1,879,723	$697,373

Total cash dividends related to the Reliv International, Inc. common stock were $9,344 and $8,223 during the years ended December 31, 2013 and 2012, respectively, and are included in interest and dividends on the statements of changes in net assets available for benefits.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated March 31, 2008, stating that the form of the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the opinion letter; however, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

11

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the net assets available for benefits, contributions, and participant withdrawals per the financial statements to the related Form 5500.

	December 31
	2013	2012

Net assets available for benefits per the financial statements	$11,606,527	$9,079,500
Excess contributions payable per the financial statements	24,866	28,548
Benefits payable per the Form 5500	-	(4,992)
Net assets available for benefits per the Form 5500	$11,631,393	$9,103,056

	Years Ended December 31
	2013	2012

Participant contributions per the financial statements	$570,802	$560,557
Excess contributions	24,866	28,548
Participant contributions per the Form 5500	$595,668	$589,105

12

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements With Form 5500 (continued)

	Years Ended December 31
	2013	2012

Withdrawals to participants per the financial statements	$452,804	$726,821
Excess contributions payable at prior year end	28,548	19,184
Benefits payable per the Form 5500	-	4,992
Benefits payable at prior year end per the Form 5500	(4,992)	-
Withdrawals to participants and corrective distributions per the Form 5500	$476,360	$750,997

8. Prohibited Transaction – Late Remittance

In June 2012, the Plan inadvertently engaged in a prohibited transaction by late remittance of participant deferrals and loan repayments totaling $25,115 from a single payroll period, which is an operational deficiency in the Plan’s compliance with the applicable qualification sections of the Code. The effects of the transaction have been corrected in accordance with the procedures prescribed by the IRS, and management does not believe there is any effect on the Plan’s financial position. In addition, the participants’ accounts were credited in May 2013 with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

13

Supplemental Schedules

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2013

Identity of Issuer	Description of Investment	Current Value

T Rowe Price Blue Chip Growth	25,953 shares, mutual fund	$1,676,595
Black Rock Sm Cap Growth Equity Instl	24,533 shares, mutual fund	568,441
Dodge & Cox Stock Fund	5,151 shares, mutual fund	869,849
Harbor International Growth Instl	41,619 shares, mutual fund	541,462
ING Global Real Estate Fund Cl I	19,724 shares, mutual fund	361,345
JP Morgan Mid Cap Value Instl SHS	10,658 shares, mutual fund	374,301
PIMCO Total Return Fund Instl Cl	89,090 shares, mutual fund	952,376
Prudential Jennison Mid Cap Growth Q	10,660 shares, mutual fund	432,249
Vanguard Inflation Protected SEC Admir	2,782 shares, mutual fund	70,866
Vanguard Total Intl Stk Index Signal	16,163 shares, mutual fund	543,077
Vanguard 500 Index Signal	3,398 shares, mutual fund	478,140
Westcore Small Cap Value Inst	38,349 shares, mutual fund	552,223
Inceptus Aggressive Fund	6,283 units, collective investment trust	75,966
Inceptus Conservative Fund	2,750 units, collective investment trust	28,843
Inceptus Moderate Fund	6,459 units, collective investment trust	72,339
Inceptus Moderately Aggressive Fund	45,815 units, collective investment trust	526,417
Schwab Index Retirement TR Fund 2020	2,208 units, collective investment trust	37,847
Schwab Index Retirement TR Fund 2035	9,455 units, collective investment trust	184,552
Schwab Index Retirement TR Fund 2045	841 units, collective investment trust	16,995
Federated Capital Preservation Fund	211,273 units, collective investment trust	2,112,730
Reliv International, Inc.*	318,285 shares, Company common stock	894,381
Various participants*	Participant loans, interest rates of 4.25% to 9.25%, maturing between 2014 and 2039	232,618

		$11,603,612

*Represents an allowable party-in-interest.

14

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4a

Delinquent Participant Contributions

EIN 37-1172197, Plan No. 002

For The Year Ended December 31, 2013

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identify of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions	Amount

Reliv International, Inc.	Employer/Plan Sponsor	Participant contributions and loan repayments for a single payroll period were not funded within the time period prescribed by the D.O.L. Regulation 2510.3-102. The June 29, 2012 participant contributions and loan repayments of $25,115 were deposited on July 27, 2012.	$25,115

15

INDEX TO EXHIBIT

Exhibit No.	Description

23.	Consent of Independent Registered Public Accounting Firm